Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated September 4, 2014

Welcome to our Fantex Mohamed Sanu Road Show Presentation This Presentation was Previously recorded

Buck French:

Welcome to the Fantex Mohamed Sanu IPO roadshow presentation here in downtown Cincinnati, Ohio. We appreciate you all joining us today and look forward to talking to you about how we view the Mohamed Sanu brand and how it relates to the security that we are offering today on our road show presentation.

Before we get started though, a little disclosure statement.

Disclosures This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with Mohamed Sanu, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex Mohamed Sanu tracking stock to platform common stock, and the trends that may affect us or the contract parties.

In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management's good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated 5/30/14, particularly in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex Mohamed Sanu to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.

There we will be forward-looking statements associated with this presentation so we want to make sure that you’re all aware. Take a second and please read this.

Great, well now let’s get started. The offering today is for the Fantex series Mohamed Sanu tracking stock.

Offering Summary Issuer Fantex, Inc. Fantex Series Mohamed Sanu Convertible Tracking Security stock Offering Size 164,300 shares Offering Price $10 per share Ticker FANTEX: SANUL Marketplace Fantex ATS Fantex.com $1,560,000 of net proceeds will be used to fund the Use of Proceeds payment of the purchase price to Mohamed Sanu per the Mohamed Sanu Brand Contract Lead Underwriter Fantex Brokerage Services, LLC3Qualified Independent Underwriter Stifel, Nicolaus & Company, Incorporated

We are going to be offering 164,300 shares at $10 per share. The offerings take place at Fantex.com where you can go make your reservations. When we close the transaction, when the SEC declares our S-1 registration statement effective and we accept reservations into orders, the shares will then trade at Fantex.com as well, in the secondary market, similar to the securities Fantex Vernon Davis and Fantex EJ Manuel.

Before we get into great depth about the specifics of this offering, we’d like to show you a commercial about Fantex.com.

[Fantex Video Plays. See Exhibit A]

[End Video]

Buck French:

As I mentioned, the shares that we are offering today in the Fantex Mohamed Sanu security is traded at Fantex.com, our affiliate broker dealer where you can reserve shares today. The proceeds that we are raising, approximately $1.6 million, $1.56 million of that will be used to pay Mohamed Sanu to acquire 10 percent of his future cash flow stream. We will get into how we value the Mohamed Sanu brand today, but as a little quick summary, we forecast based on our estimates that he has the potential to generate, without our help, about $29 million in gross cash flow, and on a present value basis today we valued it at about $15.6 million, hence how we came up with a 10 percent acquisition of that cash flow stream for $1.56 million. The weighted average discount rate we applied to those cash flow streams was about 16 percent, but we will get into that detail in a minute. This offering is the underwriter is Fantex Brokered Services, which runs Fantex.com and our qualified independent underwriter is Stifel, Nicholaus as well to make sure how we are conducting ourselves is all appropriate.

Today’s Presenter BUCK FRENCH CO-FOUNDER & CEO

A little bit on my background, I grew up on the East Coast. I went to West Point undergrad. After I graduated from West Point,

I was commissioned an officer in the United States Army. I was an Infantry officer, did Airborne Ranger. Finished that. After my five years of service, I went to Harvard Business

School where I founded my first business; it was the dawn of the e-commerce age. From ‘96-2000 we grew that business, 250 employees, we were filing to take that business public. We sold it to Siebel Systems for about $609 million. I also did a network security turnaround company. After we turned that business around, we sold it for 24 million-dollars, so I’ve been basically building early-stage businesses for the last 20 years.

Agenda The Player &The Brand Brand Building The Brand Valuation The Fantex Mohamed Sanu Tracking Stock Conclusion

So a quick agenda for everyone, we’re going to talk about the player and the brand, then we’re going to get into how we go about brand building, how we value the brand, ultimately how’s the Fantex Mohamed Sanu security work and some concluding remarks.

So our underlying business at Fantex, Inc. is we acquire that minority interest in the future cash flow streams of professional athletes or our one day entertainers.

Fantex, Inc.’s Business Fantex is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands.

And our goal is to apply our marketing techniques and leverage our unique platform in order to help enhance and enrich those cash flow streams. So importantly, we acquire them for what we believe the athlete can do on their own without our help and then we apply our own techniques in order to hopefully increase that cash flow stream into the future.

The Player

So a little bit about the player, Mohamed Sanu. He grew up in New Jersey, played in South Brunswick, New Jersey as a quarterback.

High School South Brunswick, NJ College Rutgers University NFL Cincinnati Bengals Played QB Led team to 1st playoff appearance in 30 years WR, QB, RB, & Punt Returner 3,049 all purpose yards Set Rutgers/Big East career receptions record with 210 receptions in three seasons Broke Big East single-season receptions record (115), surpassing Larry Fitzgerald 3rd Round Draft Pick after Junior year at Rutgers First Bengals WR to ever throw a TD pass

In his last year there, he led his team to their first playoff appearance in 30 years. He then went to Rutgers University where he played wide receiver, quarterback, running back and punt returner accounting for 3,049 all-purpose yards by the end of his junior year. He set the Rutgers and Big East career receptions with 210 and he also beat — surpassed Larry Fitzgerald’s Big East single-season reception record of 115.

He chose to, after his junior year, to declare for the draft and he was drafted by the Cincinnati Bengals after his junior year in the third round. Interesting note, he actually was the first Bengal wide receiver to throw a touchdown pass and he had thrown a touchdown pass in a game before he actually had his first reception in a game as a professional wide receiver.

The Brand

So let's really now talk about the essence of what is the Mohamed Sanu brand.

He is not only an NFL wide receiver, which we just talked about his career path to that point, we also see him as an eternal optimist and visionary

BRAND VIDEO Mohamed Sanu NFL WIDE RECEIVER, ETERNAL OPTIMIST, VISIONARY

and instead of me going into the details of it, we have a brand commercial that represents the Mohamed Sanu brand better than I ever could.

[Fantex Mohamed Sanu Brand Video. See Exhibit B]

[End Video]

BRAND VIDEO Mohamed Sanu NFL WIDE RECEIVER, ETERNAL OPTIMIST, VISIONARY

Buck French:

Well I hope you enjoyed that video. It really captures what we believe is the essence of the Mohamed Sanu brand.

Ultimately, we believe that being able to build a brand outside of just being a professional athlete will lead to a sustainable brand that has the potential to generate brand income well into the future.

Brand Building

So why don't we talk about how Fantex actually goes about brand building.

How We Expect to Brand Build FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes

The first fundamental is to lay down a foundation that captures the essence, as you just saw in the video, associated with the brand of Mohamed Sanu that is broader than just them being a professional athlete. Traditionally an athlete’s brand was based on their sport, their performance, and their position. Those are all unsustainable attributes. Being here in Cincinnati, the home of Procter & Gamble, one of the great brand building companies in the world, they would never build a brand based on unsustainable attributes. So our goal is to lay that foundation that gets to the core essence of who the person is and what their brand represents.

How We Expect to Brand Build FANTEX MOHAMED SANU IPO > REVIEW THE IPO This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock. IPO Create connection with brand advocates ownership=Advocacy FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes 12

Once that definition happens and we agree upon to acquire a certain percentage of the future cash flow stream, we create a security which we then sell via Fantex.com. The goal of that selling via Fantex.com is ultimately, we believe, that if you can create an ownership interest that is linked to the underlying cash flow associated with the brand, you then have an opportunity to ultimately create advocates out there for the brand. And the average person, with these devices, has 130 social media followers and so we believe that these owner advocates, as we call them, create an opportunity to create greater awareness associated with the brands that we work with.

How We expect to Brand Build DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics IPO Create connection with brand advocates Ownership=Advocacy FOUNDATION=BRAND DEFINITION Start building brands on genuine attributes 12

We then apply traditional brand management techniques to create content similar to what you just saw a second ago with the video to help spread that broader awareness associated with that brand.

How We Expect to Brand Build Entrepreneurial Aspirational Endemic Strenghten Message Align with strategic partners to amplify athlete brand Developing Brand Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics IPO Create connection with brand advocates Ownership=Advocacy Foundation = Brand Definition Start building brands on genuine attributes  Fantex Mohamed Sanu IPO  >> Review the IPO This tracking stock is intended to reflect separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development of liquidity of any trading market for this stock.

We also work with the athletes to understand what their aspirations are into the future, whether it’s broadcasting, acting, whatever the case might be, so that we can also align with those different verticals that they aspire to when their career is over and to help them achieve those goals.

And finally, we have an analytics platform that allows us to understand who currently is their social media audience

How We Expect to Brand Build LEVERAGE ANALYTICS Use Fantex data to measure brand impact to target demographics STRENGTHEN MESSAGE Align with strategic partners to amplify athlete brand DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics IPO Create connection with brand advocates Ownership=Advocacy ENTREPRENEURIAL ASPIRATIONAL ENDEMIC FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes 12 and the ability then to set goals of where we want that social media audience to be in the future and ultimately create that diversified picture that supports the brand into their post- career.

That is kind of our core focus associated with how we are going to ultimately build brands.

The Brand Valuation 13

So how do we then value them today with what we hope to grow into something more than what we buy them for at this point in time?

And so there is really two fundamental key sections in order to understand the valuations that derive the ultimate value for these brands. The first is their playing career.

What Makes Up Brand Value? Playing Career Current Playing Contract Future Playing Contracts(1) Future Endorsements 14

What is their current, their future NFL playing contracts, their endorsements? T he second key component is once you understand what the cash flows are associated with their playing career is what is their potential in their post- career?

What Makes Up Brand Value? Playing Career Current Playing Contract Future Playing Contracts(1) Future Endorsements Broadcasting & Media (1) There is no guarantee of future playing contracts or endorsements 14

Now remember we are acquiring this cash flow stream for what we believe the athlete and his brand could do without our help and then our goal is to enrich that so that ultimately we can create greater cash flows than we originally anticipated.

So let's focus first on the key component. How do you estimate how long a player is going to play? Well we apply traditional quantitative metrics in order to understand and derive a career point estimate for the player.

Potential NFL Playing Career Length How Do We Estimate How Long Mohamed Sanu Will Play? Data Analyzed: NFL Wide Receivers who were retired at the end of the 2013 CFL season and caught 1.875 passes per team game over the regular season in their rookie or second NFL seasons between 1980 and 2012 Size of Dataset: 212 Wide Receivers qualified Reduced data set to 15 most comparable wide receivers, based on a matematical model taking into account statistical production, playing time, and draft position. 15

So in the case of Mohamed Sanu's career, we looked at all wide receivers between 1980-2012 who were drafted and retired that averaged at least 1.875 catches per game in their first two seasons. That derived 212 wide receivers over that 32 year period.

Potential NFL Playing Career Length How Do We Estimate How Long Mohamed Sanu Will Play? Data Analyzed: NFL Wide Receivers who were retired at the end of the 2013 NFL season and caught 1.875 passes per team game over the regular season in their rookie or second NFL seasons between 1980 and 2012 Size of Dataset: 212 Wide Receivers qualified Reduced data set to 15 most comparable wide receivers, based on a mathematical model taking into account statistical production, playing time, and draft position. 15

We then did statistical weighting of those wide receivers based on production, playing time, and draft position in order to find which 15 were most similar in their first two seasons as Mohamed Sanu has shown in his first two seasons.

That yielded — those 15 players yielded players like Marty Booker, Chris Carter, Eugene Goodlow.

Potential NFL Playing Career Length How Do We Estimate How Long Mohamed Sanu Will Play? Data Analyzed: NFL Wide Receivers who were retired at the end of the 2013 NFL season and caught 1.875 passes per team game over the regular season in their rookie or second NFL seasons between 1980 and 2012 Size of Dataset: 212 Wide Receivers qualified Reduced data set to 15 most comparable wide receivers, based on a mathematical model taking into account statistical production, playing time, and draft position. Quarterback Career length Marty Booker 11 Chris T. Jones 4 Lake Dawson 5 Bobby Engram 15 Greg McMutry 5 Antonio Freeman 9 Shaun McDonald 7 Brian Brennan 9 Jerome Pathon 8 Az-Zahir Hakim 9 Cris Carter 16 Tim Dwight 10 Eugene Goodlow 6 Jacquez Green 5 Dennis Nothcutt 11

We then took the average of those 15 career lengths to give us our point estimate for how long we expect or estimate Mohamed Sanu to play.

That estimate yielded a nine year point estimate.

Potential NFL Playing Career Length How Do We Estimate How Long Mohamed Sanu Will Play? Data Analyzed: NFL Wide Receivers who were retired at the end of the 2013 NFL season and caught 1.875 passes per team game over the regular season in their rookie or second NFL seasons between 1980 and 2012 Size of Dataset: 212 Wide Receivers qualified Reduced data set to 15 most comparable wide receivers, based on a mathematical model taking into account statistical production, playing time, and draft position. Quarterback Career Length Marty Booker 11 Christ T. Jones 4 Lake Dawson 5 Bobby Engram 15 Greg McMurtry 5 Antonio Freeman 9 Shaun McDonald 7 Brian Brennan 9 Jerome Pathon 8 Az-Zahir Hakim 9 Cris Carter 16 Tim Dwight 10 Eugene Goodlow 6 Jacquez Green 5 Dennis Northcutt 11

So now we know he’s going to play nine years so, at least we estimate he is going to play nine years. We now look at and say his current contract, which is his rookie contract as of the date in which we signed our contract with Mohamed Sanu, which was May 14th, 2014, there were two years remaining on his current contract. So he's played two years. There’s two years left. About 1.27 million remaining on his current NFL playing contract. So now we know an estimate for his first four years

Current Contract PLAYING SEASON (in thousands, unaudited) TOTAL 2012 2013 2014 2015 2012-2014 NFL Player Salary(1) $390 $490 $590 $680 $2,150 Signing Bonus $563 — — — $593 Total $953 $490 $590 $680 $2,743 Available Brand Income Under the NFL Player Contract (2) — — $590 $680 $1,270 (1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Bengals in each season, reduced on a pro rata basis for any portion of a season that Mohamed Sanu is not on the active roster for the Bengals. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The NFL player salary for the 2012, 2013, 2014, & 2015 NFL seasons are subject to the conditional skill, injury and salary cap gurantee. Therefore, in the event that during these contract years the Bengals terminate the NFL player contract (1) because in the sole judgment of the Bengals, Mohamed Sanu’s skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Bengals roster, (2) for salary cap reasons, or (3) due to professional football injuury Mohamed Sanu is unable to perform his services under the NFL player contract, then Mohamed Sanu will receive his NFL player salary.

within the league and so now we have to look at and forecast out future contracts over the next five years. In order to do that, we went back to that original data set I mentioned earlier and we looked at what wide receivers signed a contract between their fourth and sixth NFL season since 1999 in that data set.

Projected Future NFL Playing Contracts Mohamed Sanu’s Second NFL Contract Criteria used: Wide Receivers from the initial dataset who signed contracts between their fourth and sixth NFL seasons in 1999 or thereafter: 80 WRs who signed 91 contracts Reduced to 11 most comparable contracts Methodology used: Mathematical model used to weight the comparable contracts based on: Statistical Production Pro Bowl Selection Draft Position

That yielded 80 wide receivers and a total of 91 contracts. We then did the comparative weighting once again to compare them to statistical production, Pro Bowl selection, and their draft position.

Those 11 comparative players were weighted against how likely or how close they were to the similar production of Mohamed Sanu in his first two seasons. That weighting yielded our estimate that

Second Contract Comparables Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Avg Annual Compensation under the Contract Inflation Adjustment Avg Annual Compensation Amounts to Year 2016(1) Weights applied to Contract Length and Contract Amounts Weight Adjusted Contract Length Weighted Inflation Adjusted Avg Annual Compensation under the conduct Marty Booker Andre Caldwell Mario Manningham James Jones Golden Tate Antionio Freeman(2) Sidney Rice Shaun McDonald Shaun McDonald Deon Butler Deon Butler (1)Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2016 based on an annual inflation rate of 5.6%. The inflation rate used was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014. (2) Publicly available sources report various different values for the 1999 contract Antonio Freeman. To maintain consistency, the Company retrieved the information for its valuation from spotrac.com.  2002; prior to season 4 7 $28,000,000 $4,000,000 $8,556,907 28.50% 2 $2,438,896   2012; prior to season 5 2012; prior to season 5 2011; prior to season 5 2014; prior to season 5 1999; prior to season 5 1999; prior to season 5 2011; prior to season 5 2006; prior to season 4 2007; prior to season 5 2012; prior to season 4 2013; prior to season 5 2 2 3 5 5 5 1 2 1 1 $ 1,800,000 $7,375,000 $9,700,000 $31,000,000 $25,000,000 $41,000,000 $726,220 $3,400,000 $780,000 $900,000 $3,687,500 $3,233,333 $6,200,000 $5,000,000 $8,200,000 $726,220 $1,700,000 $615,000 $780,000 $1,118,411 $4,582,380 $4,242,280 $6,911,483 $12,589,142 $10,758,772 $1,250,161 $2,771,768 $764,248 $918,045 13.12% 10.12% 8.96% 8.16% 7.93% 7.58% 4.04% 4.04% 3.78% 3.78% 0.26 0.2 0.27 0.41 0.4 0.38 0.04 0.38 0.04 0.08 0.04 0.04 $146,728 $463,614 $379,951 $564,195 $998,695 $815,658 $50,446 $111,845 $28,878 $34,689

Mohamed Sanu’s the next contract would be four years, $24 million. So about an average of $6 million per year. So now that has taken us through year eight. We have his current contract with two years remaining.

Projected Future NFL Playing Contracts Mohamed Sanu’s Second NFL Contract Criteria used: Wide Receivers from the initial dataset who signed contracts between their fourth and sixth NFL seasons in 1999 or thereafter: 80 WRs who signed 91 contracts Reduced to 11 most comparable contracts Methodology used: Mathematical model used to weight the comparable contracts based on: Statistical Production Pro Bowl Selection Draft Position Calendar Year and Season in which the new contract was executed Length of the contact Total compensation under the contract (1) Average Annual Compensation under the contract (1) Mohamed Sanu 2016: prior to Season 5 4 years $24.1 million $6.03 million 19 (1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2016 based on an annual inflation rate of 5.6%. The inflation rate used was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014. Note: Company estimated for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. 19

We are estimating a four year, $24 million deal for his next contract so that takes him through year eight. And so we have one more estimate to make.

We went back to that original data set, wide receivers, and we looked at what wide receivers in that data set had signed a contract between their

Projected Future NFL Playing Contracts Mohamed Sanu’s Third NFL Contract Criteria used: Wide Receivers from the initial dataset who signed contracts between their eighth and tenth NFL seasons: 5 players who signed 7 contract Methodology used: Mathematical model used to weight the comparable contracts based on: Statistical Production Pro Bowl Selection Draft Position 20

eighth and tenth season. And there were five players who had signed seven contracts. We did a similar weighting process associated with weighting them relative to Mohamed Sanu's production as well in his first two seasons. That weighting derived this table,

Third Contract Comparables Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Avg Annual Compensation under the Contract Inflation Adjusted Avg Annual Compensation Amounts to Year 2020(1) Weights applied to Contract Length and Contract Amounts Weight Adjusted Career Length Weighted inflation Adjusted Avg Annual Compensation under the contract Marty Booker 2008; prior to season 10 2 $3,500,000 $1,750,000 $3,358,268 47.65% 0.95 $1,600,069 James Jones 2014; prior to season 8 3 $10,000,000 $3,333,333 $4,617,611 14.97% 0.45 $691,342 Sidney Rice 2014; prior to season 8 1 $1,400,000 $1,400,000 $1,939,397 12.67% 0.13 $245,787 Antonio Freeman 2002; prior to season 8 1 $900,000 $900,000 $2,392,536 6.63% 0.07 $158,640 Antonio Freeman 2003; prior to season 9 1 $679,913 $679,913 $1,711,904 6.63% 0.07 $113,510 Time Dwight 2005; prior to season 8 1 $806,160 $805,160 $1,820,823 5.72% 0.06 $104,223 Tim Dwight 2006; pior to season 9 4 $4,200,000 $1,050,000 $2,246,188 5.72% 0.23 $184,897 Weighted Avgs 2 $3,069,439 $1,417,058 $2,583,818 100% 1.95 $3,042,141 (1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2020 based on an annual inflation rate of 5.6%. The inflation rate used was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014. 21 which ultimately yielded an estimate of a one year, $3 million contract would be his last contract in the NFL.

Projected Future NFL Playing Contracts Mohamed Sanu’s Third NFL Contract Criteria used: Wide Receivers from the initial dataset who signed contracts between their eighth and tenth NFL seasons: 5 players who signed 7 contracts Methodology used: Mathematical model used to weight the comparable contracts based on: Statistical Production Pro Bowl Selection Draft Position Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Weighted Inflation Adjusted Average Annual Compensation under the Contract (1) Mohamed Sanu 2020; prior to Season 9 1 year $30 million $3.0 million (1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2020 based on an annual inflation rate of 5.6%. The inflation rate used was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014 Note: Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. 22

So now we’ve forecasted his NFL playing contracts, we then look at what he can do off the field over the next seven years,

which we estimate at about $350,000 in endorsement income. We also then estimate his post- career potential which we estimate at about $250,000 over a five year period.

Breaking Down $15.6m Brand Valuation (Present Value) Category A Potential Brand income that is either near-term or guaranteed Category B Potential Brand income dependent on longer-term satisfactory performance from current contracts Category C Potential Brand income related to anticipated future contracts Estimated Lifetime Brand income % of Est. Total Lifetime Brand Income Gross amt before applying any, discount rate1 Net amt after applying discount rates Gross amt before applying any discount rate Net amt after applying discount rates Weighted-average discount rate Category A2 $590,000 $564,593 2.03% 3.62% 4.5% NFL Contract (2014) $590,000 $564,593 2.03% 3.62% 4.5% Endorsements (2014) $0 $0 0% 0% 0% Category B $680,000 $561,983 2.34% 2.34% 3.6% 10% NFL Contract (2015) $680,000 $561,983 2.34% 3.6% 10% Endorsements (2015 & beyond) $0 $0 0% 0% 0% Category C $27,776,524 $14,479,031 95.64% 92.78% 16.43% Projected Player Contracts $27,176,524 $14,238,846 93.57% 91.24% 16.40% Projected Endorsements $350,000 $198,454 1.2% 1.27% 16.34% Projected Post-career $250,000 $41,731 0.86% 0.27% 20% Total $29,046,524 $15,605,608 100% 100% 16.04% (1)All amounts presented are gross payments due to Mohamed Sanu prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C. (2)All amounts included in Category A are from and after May 14, 2014 23

Ultimately that gave us that $29 million estimate of gross cash flows I mentioned earlier. We then discount that back into present value terms to adjust for risk. So for a contract that is signed — a contract that is signed in guaranteed money we traditionally, or near term, apply about a 4.5 percent discount rate.

For a contract that is signed but non-guaranteed we’d apply traditionally around a 10-15 percent discount rate. And for those future contracts that we are estimating, we apply anywhere from a 15-20 percent discount rate. The weighted average discount rate in the case of the various cash flow streams here worked out to 16.04 percent. So that’s how we got from $29 million gross forecast to a $15.6 million present value. And so in order to acquire 10 percent of that future cash flow stream, this offering is to raise the $1.56 million to pay Mohamed Sanu in order to receive that 10 percent of the future income stream. Our goal, of course, is to help build his brand so it sustains greater and produces more than it otherwise would have.

The Fantex Mohamed Sanu Tracking Stock

So how does this security work?

So first and foremost, I just talked about how we estimate the gross cash flows associated with their playing career and their post-career.

How It Works Endorsements Appearance Fees Playing Contracts Broadcasting Fantex estimates future income potential and offers to purchase a percentage of future cash flows

We then negotiate with the athlete to make sure that they believe it’s a fair value and we feel it’s a fair value. If everyone agrees to the definition of what makes up brand income and agrees on the purchase price, we sign a contract.

How It Works If parties agree on terms (including brand definition and purchase price), both parties sign the agreement, contingent on financing

That contract becomes the basis for the security that we are offering today. The security’s underlying value is linked to the cash flows that are produced off of the contract we signed with the athlete.

We then offer that, via our affiliate broker-dealer marketplace at Fantex.com, to sell those shares

How It Works In order to fund the payment of the purchase price, Fantex creates a security, sold through an IPO to the general public who we ultimately have a goal to become advocates for the brand and help us spread the awareness of the broader and the deeper elements associated with the player’s brand.

As the player earns the cash flow streams associated with their brand income,

What Does Fantex Do With The Cash? As the athelete earns brand income, he pays Fantex the agreed upon percentage, a portion of which may be distributed as dividends28 (1) Includes pro rata portion of the 5% management fee payable to Fantex Holdings under the management agreement. Dividends, Co-Investment Opportunities Fantex, Inc. Revenue (5%) Brand/General Expenses1

so on-field and off-field endeavors, we collect the 10 percent from the player that is owed us based on the contract. We then do a couple of different things. First, 5 percent of that brand income stream is our revenue stream as Fantex, Inc. Another approximately 10 percent covers the general and direct expenses to help build the brand into the future. And approximately 85 percent of the cash flow stream gets put on the balance sheet of the tracking series with the goal that the vast majority of that cash flow is dividended out to the shareholders. For those who might have been following Fantex.com already, you’ll note that this past Monday we paid a $.70-cent per-share dividend on the Fantex Vernon Davis offering. So our goal, over time, is as we collect the cash flow stream and help build the brand of the athlete, and to diversify their audience, is to pay out dividends over time.

The Fantex Effect Q: How can Fantex generate returns in excess of its original investment? A: Fantex intends to utilize its unique platform and marketing expertise to: Establish brand advocates (shareholders) Increase visibility Develop an audience that survives into post-career Future endorsements 1.3% Post-career<1% Current contracts(1) 7.2% Future player contracts 91.2% (1) Includes non-guaranteed amounts under current NFL contract 29

So when you think about the overall value, 91 percent of the Mohamed Sanu brand valuation is based on his NFL playing career. Approximately 2-2.5 percent is based on his post -career and endorsements. And it is that area, that small slices of the pie that we believe we can help create and expect to create a bigger audience for the Mohamed Sanu brand, ultimately the goal of monetizing that audience.

The team behind Fantex has a

A Team With Brand Building Experience DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO DAVE MULLIN CO-FOUNDER & CFO  Former General Partner  at Benchmark Capital Investments during tenure: eBay, Juniper Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine  Former Co-Founder & CEO of OnLink:sold to Siebel Systems for $609M  Former CEO and Chairman of Security;sold to Secure Computing Harvard  University MBA & BS in Economics & General Engineering from West  Point Former CFO at Onlink Former CFO at NPTest for its IPO and subsequent sale Former CFO & CIO at Smart Modular great deal of experience in building brands and a host of different verticals. I’ve already given you my background, my fellow cofounder and Chairman of the company, Dave Beirne, one of the founding five partners of Benchmark Capital, which is one of the top 1-2 Silicon Valley venture firms on anyone’s list. They’ve seen great opportunities and seeing companies such as

Twitter, eBay, others, and taking advantage of those new and emerging markets. Our CFO, Dave Mullin, has been the CFO of four different companies, public companies that is,

A Team With Brand Building Experience DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO DAVE MULLIN CO-FOUNDER & CFO Former General Partner at Benchmark Capital Investments during tenure: eBay, Juniper Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine Former Co-Founder & CEO Of Onlink; sold to Siebel Systems for $609M Former CEO and Chairman of Securify; sold To Secure Computing Harvard University MBA & BS in Economics & General Engineering from West Point Former CFO at Onlink Former CFO at NPTest for its IPO and subsequent sale Former CFO & CIO at Smart Modular 30

Smart Modular from $150 million to $1 billion, Borland,

so a long -time Silicon Valley CFO and very successful. In our business, we have actually two Boards of Directors, one at the holdings company level, Fantex Holdings, that owns both

Fantex.com, our affiliate broker-dealer, and Fantex, Inc., our brand building company that I’m talking to you about today.

Fantex, Inc. Board & Key Advisors DAVID BEIRNE CO-FOUNDER & CHAIRMAN Former General Partner at Benchmark Capital Investments during tenure: eBay, Juniper, Twitter Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek BUCK FRENCH CO-FOUNDER & CEO Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M Former CEO and Chairman of Security; sold to Secure Computing Harvard University MBA & BS in Economics & General Engineering from West Point JOHN ELWAY BOARD OF DIRECTORS FANTEX HOLDINGS Pro Football of Fame QuarterBack 2x Super Bowl Champion NFL’s 1990 All-decade team JACK NICKLAUS ADVISOR FANTEX HOLDINGS Co-Chairman of Nicklaus Companies Winner of 18 Majors & 118 professional golf tournaments Sports Illustrated’s Individual male Athlete of the Century RONALD MACHTLEY DIRECTOR President at Bryant University Director of Amica Mutual Insurance Company Former United States Congressman from State of Rhode Island BILL HOSLER DIRECTOR CFO, Catellus Acquisition Company Former CFO, Marcus & Millichap Holdings Companies Former CFO, Morgan Stanley Real Estate Funds SHAHAN SOGHIKIAN DIRECTOR Co Founder and Managing Director of Panorama Capital Former Head of Venture Capital Program with JPMorgan Partners Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential - Bache Securities, Inc. TERDEMA USSERY DIRECTOR President and CEO of the Dallas Mavericks Former CEO of HDNet Former President of Nike Sports Management JOHN COSTELLO DIRECTOR President of Global Marketing & Innovation a Dunkin’ Brands Group, Inc. Former Chief Global Marketing Officer at Yahoo! Former Senior VP - Marketing & Sales at Pepsi-Cola, USA BRUCE DUNLEVIE FANTEX HOLDINGS BOARD Founder & General Partner Benchmark Capital Former General Partner Merrill, Pickard, Anderson & Eyre JOSH LEVINE FANTEX HOLDINGS BOARD Former CTO/COO at E*Trade Former Director & Head of Equities Technology at Deutsche Bank 31

At the Holdings company level, myself and Dave Beirne are on that Board of Directors as well as John Elway, Pro Bowl quarterback -- sorry, Hall of Fame quarterback for the Denver Broncos, as well as Bruce Dunlevie, the founder of Benchmark Capital, and Josh Levine, former CIO/CTO of E*TRADE and Morgan Stanley.

We also have Jack Nicklaus as an advisor to that board as well.

At the Fantex, Inc. Board, the registering company today, we have seven directors, we follow NASDAQ rules of governance. Those seven directors, two of them are myself and Dave Beirne and then we have five outside directors.

Fantex, inc. board & key Advisors David BEIRNE co-founder & chairman Former General Partner at Benchmark Capital Investments during tenure: ebay, Juniper, Twitter Named “Top 25 Behind the Scenes Power Brokers in silicon Valley” in 1997 by business Week JOHN ELWAY board of directors fantex holdings Pro Football hall of Fame Quarterback 2x Super Bowl Champion NFL’s 1990 All-Decade team BUCK FRENCH CO-FOUNDER & CEO Former Co-founder & CEO of Onlink; sold to Siebel Systems for $609m Former CEO and Chairman of Security; sold to Secure Computing Harvard university MBA & BS in Economics & General Engineering from West point JACK NICKLAUS ADVISOR FANTEX HOLDINGS Co-Chairman of nicklaus Companies winner of 18 majors & 118 professional golf tournaments sports lllustrated’s Individual male Athlete of the Century RONALD MACHTLEY DIRECTOR President at Bryant University Director of amica Mutual Insurance Company Former United states Congressman form State of Rhode Island BILL HOSLER DIRECTOR CFO, Catellus acquisition company Former CFO, Marcus & Millichap Holdings Companies Former CFO, Morgan Stanley Real Estate Funds SHAHAN SOGHIKIAN director Co-founder and Manageing DIRECTOR of Panorama Capital Former Head of Venture Capital Program with jpmorgan partners Formerly in Mergers and Acquisitions group at Bankers trust, Inc. and Prudential- Bache Securities, inc. Terdema ussery director President and CEO of the Dallas Mavericks Former CEO of HDNET Former President of Nike Sports Management JOHN COSTELLO DIRECTOR President of Global Marketing & Innovation at Dunkin’ Brands group, Inc. Former Chief Global Marketing Officer at Yahoo! Former senior VP-marketing & Sales at Pepsi-Cola, usa BRUCE DUNLEVIE FANTEX HOLDINGS BOARD Founder & General Partner Benchmark Capital Former General partner Merrill, Pickard, Anderson & Eyre JOSH Levine Fantex Holdings Board Former CTO/COO at e*trade Former Director & Head of Equities technology at Deutsche Bank

Those five outside directors are John Costello, the President of Dunkin Brands, Terdema Ussery, the CEO of the Dallas Mavericks, Ron Machtley, President of Bryant University, a former congressman, Shahan Soghikian, a former general partner at JP Morgan Partners, as well as Bill Hosler, former CFO of Morgan Stanley's real estate funds.

So we’ve put a great governance structure in place to make sure that -- of an independent board— to make sure that we can ensure the integrity of our business.

So at the end of the day we think that Mohamed Sanu brings a very

Fantex Mohamed Sanu Conclusion Management and Board with proven track-record Alignment with a unique brand Compelling brand revenue growth opportunities through: Completion of current contract Follow-on contracts Post-career brand potential Potential increase in endorsement revenues both organically and through increased profile with Fantex 32 multidimensional aspect to his brand, not just on the field, but off the field as well which creates great interest. We have a proven management team with a track record. We think that there is compelling growth opportunity both from his NFL playing career, but also what we believe we can accomplish in the long run in helping grow and diversify the Mohamed Sanu brand. And with that, we would like to open it up for questions.

Speaker:

First question comes from Chris in Chicago. So far only NFL players on the platform. Are there plans to expand into other sports?

Buck French:

We absolutely have plans to enter other sports. We’ve started with the NFL. First and foremost, it’s the number one sport in America as well as the number one fantasy sport, but our goal is to have athletes across the world of sport as well as enter the entertainment sector as well.

Speaker:

Second question is from Jed in Portland asking: You’ve explained what’s in it for the investor, what’s in it for the athlete?

Buck French:

So a couple of things. One, the primary reason that the athlete participates in this is the brand building aspect of what we are doing. And the opportunity to create those owner advocates in the marketplace to help amplify the broader elements associated with their brand is compelling for the athletes we work with and that’s what we look for. And then obviously the other element is an upfront payment today which I really view as a way in which to reinvest in themselves. So those are really the two core reasons.

Speaker:

Question from Lawrence in California. Do I need to fund my account in order to reserve shares in this IPO?

Buck French:

You do not need to fund your account in order to reserve shares in the IPO. You go to Fantex.com, you establish your brokerage account, takes a couple of minutes, and then you can reserve shares. But prior to us actually accepting the reservation and turning it into an order, which we give you ample notification via e-mail, you do need to fund your account.

Speaker:

Building on that question, a question just came in from Matthew. When does Fantex anticipate that the offering for Mohamed Sanu will be closed and moved out of the reservation period?

Buck French:

We’re anticipating probably in the next four or five weeks to close the Fantex Mohamed Sanu offering. It’s a function of us being declared effective by the Securities and Exchange Commission.

Speaker:

Todd would like to know: How is it that Fantex picks their athletes?

Buck French:

So there are a couple of elements to that question. First and foremost, we look at character. We are looking for individuals that take a long-term view to their brand and hence, are high character individuals who want to cultivate their brand. The second component is we look for interesting individuals. I think if you go through the videos that we’ve produced around the athlete brands we are working with, they all have an interesting back story and have a desire in which to cultivate that broader audience. So that is really character plus a desire to develop a long-term sustainable brand is really our core elements we look for.

Speaker:

Question coming in from someone who is anonymous asking if there might ever be an opportunity down the road to negotiate with an athlete for a secondary offering where perhaps they would sell an additional amount of their brand income.

Buck French:

So the way the security works is in the contract that we signed with the athlete, you can never sell more than 30 percent and so most initial offerings are going to be between the 10-20 percent area is our expectation with the goal that should an athlete decide they want to do a follow-on offering and sell another percentage of their cash flow streams, that would still be available to them, but never more than 30 percent.

Speaker:

Alex would like to know if Fantex can either announce another athlete or at the very least, there are conversations going on with other athletes and he can expect further announcements.

Buck French:

We are absolutely talking to athletes across the world of sports, we fully anticipate in the future announcing other athletes, but at this time we have no announcements to make.

Speaker:

Lamont is asking: Once the initial public offering is completed, where will it trade? Is it only trading at Fantex.com?

Buck French:

Yes, it only trades at Fantex.com. They operate the marketplace. It is a bid/ask system similar to other marketplaces, although in this marketplace if you want to buy the shares, someone has to be willing to sell them so it is a matching system. But it all transacts and happens at Fantex.com.

Speaker:

Great. Buck, that is all the questions we have today.

Buck French:

I want to thank you all for coming. For those that want to learn more, obviously there’s information available at Fantex.com about the Fantex Mohamed Sanu offering and I appreciate your time today and look forward to chatting with you again soon.

Thank you for attending our Road Show Presentation For more information, visit Fantex.com or contact us at support@fantex.com